March 17, 2023

Via Edgar

Ms. Erin Purnell

Office of Manufacturing

U.S. Securities and Exchange Commission

Re:	U Power Limited

Amendment No. 3 to Registration Statement on Form F-1

March 15, 2023

File No. 333-268949

Dear Ms. Purnell:

This letter is in response to the letter dated March 15, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to U Power Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response. An amendment to the registration statement on Form F-1(the “Amendment”) is being filed to accompany this letter.

Amendment No. 3 to Form F-1 filed March 15, 2023

Cover Page

1. Please revise the cover page of the resale prospectus to disclose the price of the initial public offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and revised the cover page of the resale prospectus to disclose the price of the initial public offering.

2. Revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China or Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

Response: We acknowledge the Staff’s comment and revised the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to our organizational structure, risks related to operations in China or Hong Kong, how we will refer to the holding company and subsidiaries and how cash is transferred in our organization.

Exhibits Index, page II-3

3. Please have counsel file a revised legal opinion that includes the ordinary shares that are being registered on behalf of the selling shareholder.

Response: We acknowledge the Staff’s comment and are filing the revised legal opinions (exhibits 5.1, 8.1, and 8.2), that include the ordinary shares that are being registered on behalf of the selling shareholder.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

Cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC